May 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Craig Slivka, Esq.

Re:	Lustros, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-193108)

Dear Mr. Slivka:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lustros, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-193108), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on December 27, 2013 and has not been declared effective.

In light of the dire financial condition of the Registrant, it does not have the ability to follow through with this registration statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your consideration of this request. Should you have any questions or require further information regarding this request, please contact the company’s SEC Counsel, Jolie Kahn, at (215) 253-6645.

Very truly yours,

LUSTROS, INC.

/s/ William Farley

William Farley

Chief Executive Officer